September 7, 2018

Kurt Steinbach
Director
MinMax Spaces
206 West College Avenue
Friendsville, TN 37737

       Re: MinMax Spaces
           Registration Statement on Form 1-A
           Filed August 9, 2018
           File No. 024-10882

Dear Mr. Steinbach:

       We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A filed August 9, 2018

General

1. You disclose on the cover page that you "intend to place the funds into a segregated account that will be held in escrow ... Therefore, purchasers of our shares registered hereunder may be unable to sell their securities, because there may not be a public market for our securities." Please clarify when you intend to release the funds from escrow and how the escrowed funds might impact the liquidity of your securities.
2.    Please disclose your website address, if any.
3. Please update your filing to include current financial statements and related information as required by Rule 8-08 of Regulation S-X. Please also revise your disclosure to clearly identify your year end.
 Kurt Steinbach
FirstName LastNameKurt Steinbach
MinMax Spaces
Comapany 7, 2018
September NameMinMax Spaces
September 7, 2018 Page 2
Page 2
FirstName LastName
Summary
The Offering

4. Please revise here and under "Dividend Policy" to clarify that you may not ever pay dividends, if true. Also explain that you have never had revenues or profits and, if true, that in order to pay dividends you would have to have net income, not just revenue.
Risks Related to the Offering
There will be a continuation of management control

5. Please disclose the ownership percentages at the maximum and minimum offering amount.
Dilution

6. Please revise your filing to provide the dilution disclosures required by Item 5-06 of
         Regulation S-K.
Summary - Overview

7. Please revise this section to state the Company is a development stage company with no revenues. In addition, please clarify the intended business of the Company. We note your business purpose is "expanding, exploring, and capitalizing on current and future opportunities..."; however, you discuss serving as a distributor and/or agent for manufacturers, while later disclosing you are engaged in manufacturing and sales of your own product. Investors should understand your current operations and distinguish short term and long term goals.
Use of Proceeds to the Issuer

8. In this section you disclose estimated offering expenses of $40,000 but on the coverpage of the offering statement and in the Plan of Distribution Section, you estimate offering expenses to be 1,250, 000. Please reconcile this disclosure.
Marketing

9. While the use of financial projections is permitted and encouraged, there must be a reasonable basis for them. Revise substantially to provide all material assumptions underlying the projections and provide details about the bases therefor. For example, in light of the fact that you had not as of June 30, 2018 generated any revenues, provide additional details about the basis for your 2018 revenue projection. Current Operating Results

10. You state "the Company has not experienced any losses or gains from operations";
         however, your financial statement show a loss. Please reconcile this disclosure.
 Kurt Steinbach
FirstName LastNameKurt Steinbach
MinMax Spaces
Comapany 7, 2018
September NameMinMax Spaces
September 7, 2018 Page 3
Page 3
FirstName LastName
Directors, Executive Officers, and Significant Employees

11. Please provide the information called for by Item 10 of Form 1-A, including the principal occupations and employment for the last five years and the name and principal business of any corporation or other organization in which such occupations and employment were carried on.
Security Ownership of Management and Certain Securityholders

12. Please disclose the natural person(s) exercising voting authority over the stock held by
         SSL-9, Inc.
Stockholders must consent to jurisdiction in Knoxville, Tennessee and binding arbitration

13. Please disclose why you have chosen Tennessee as the governing jurisdiction for disputes.
14. Regarding the requirement to arbitrate disputes, please revise here and in the description of securities as follows:

             address whether you intend arbitration to be the exclusive means of resolving disputes and provide greater clarity regarding when a dispute will be mediated as opposed to arbitrated.
             describe the risks and impact on investors, such as increased cost and limited rights.
             describe specifically the basis for your belief that the provision is enforceable under federal and state law.
             clarify whether the provision applies to claims under the federal securities laws and whether it applies to claims other than in connection with this offering.
             to the extent the provision applies to federal securities law claims, revise the disclosure and the subscription agreement, as applicable, to state that by agreeing to the arbitration provision, investors will not be deemed to have waived the company's compliance with the federal securities laws.
             clarify whether purchasers of interests in a secondary transaction would be subject to the arbitration provision.
Independent Auditor's Report

15. Please request that your auditor provide a report which complies with AS3101. In addition, we note that your auditor's consent filed in EX1A-11 references an explanatory paragraph regarding substantial doubt about your ability to continue as a going concern;
         however, the audit report does not reference such an exception. Please request that your auditor reconcile this difference.
 Kurt Steinbach
FirstName LastNameKurt Steinbach
MinMax Spaces
Comapany 7, 2018
September NameMinMax Spaces
September 7, 2018 Page 4
Page 4
FirstName LastName
Signatures

16. Please follow the instructions on Form 1-A regarding signatures so that all future amendments are signed by the principal executive officer, principal financial officer, principal accounting officer, and a majority of the members of its board of directors.
Exhibits

17. Please file all material contracts as exhibits to your next filing. For example, we note your references throughout the prospectus to your "exclusive license" with FOP, deposits on land and inventory, and the revenue estimates based on management projects citing
         "current contracts". You also refer to contract assemblers for Texas, Tennessee, and
         Florida and potential distribution arrangements, but do not describe those arrangements.
         Please provide details about the terms of your manufacturing, sales and distributioen arrangements and file the related agreements, if any.
18. Please refile a complete copy of your By-Laws. We note blanks and placeholders throughout. In addition, please tell us how the following provision in your By-Laws will affect shareholder rights: "the Company shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of another person, whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Nevada." Finally, please clarify why your by-laws reference Nevada law in relation to
         Board meetings .
19. Please revise the legality opinion to remove the limitation to Delaware law; we note your
         Company is incorporated in Wyoming.



        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

        You may contact Mindy Hooker, Staff Accountant, at (202) 551-3732 or John Cash,
Accounting Branch Chief, at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202)
551-3464 or Amanda Ravitz, Assistant Director, at (202) 551-3412 with any other questions.
 Kurt Steinbach
MinMax Spaces
September 7, 2018
Page 5



                                   Sincerely,
FirstName LastNameKurt Steinbach
                                   Division of Corporation Finance
Comapany NameMinMax Spaces
                                   Office of Manufacturing and
September 7, 2018 Page 5           Construction
FirstName LastName